FORM OF SERIES A PREFERRED SHARE SUBSCRIPTION AGREEMENT

MERUS LABS INTERNATIONAL INC.

SERIES A PREFERRED SHARES

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

The undersigned (the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase from Merus Labs International Inc. (the “Issuer”) the number of Series A Preferred Shares to be created and designated by the Issuer (the “Preferred Shares”) set forth below at a purchase price of CDN$1,000 per Preferred Share for the aggregate purchase price set forth below (the “Offering”). The Subscriber agrees to be bound by the terms and conditions set forth in the attached “Terms and Conditions of Subscription for Preferred Shares”.

Subscriber Information	Preferred Shares to be Purchased

Number of Preferred Shares: __________ Series A Preferred Shares

[NAME OF SUBSCRIBER]	Aggregate Subscription Price: CDN$__________

(Based on $1,000 per Preferred Share)

(Name of Subscriber)	Number and kind of securities of the Issuer held, directly or indirectly, or over which control or direction is exercised by the Subscriber, if any:

Account Reference (if applicable): ___________________
Register the Preferred Shares as set forth below:

X
(Signature of Authorized Signatory – if the Subscriber is not an Individual)

(Name to Appear on Preferred Share Certificate)
X
(Signature of Authorized Signatory – if the Subscriber is not an Individual)

(Address, including Postal Code)
(Name and Title of Authorized Signatory – if the Subscriber is not an
Individual)	Deliver the Preferred Shares as set forth below:

(Attention - Name)
(Subscriber’s Address, including city and Postal Code)

(Street Address, including Postal Code) (No PO Box)
(Telephone Number) (Email Address)

(Telephone Number)

ACCEPTANCE

The Issuer hereby accepts the subscription as set forth above on the terms and conditions contained in this Private Placement Subscription Agreement (including the Terms and Conditions and Exhibits attached hereto) as of the 10th day of June, 2014.

MERUS LABS INTERNATIONAL INC.

Per: _________________________________________
Authorized Signatory

Address: 100 Wellington St. West
Suite 2110, P.O. Box 151
Toronto, ON M5K 1H1 Canada

Email: ___________________________________

Attention: ___________________________________

TERMS AND CONDITIONS OF SUBSCRIPTION FOR PREFERRED SHARES

1.                      Subscription

1.1        On the basis of the representations and warranties and subject to the terms and conditions set forth herein, the Subscriber hereby irrevocably subscribes for and agrees to purchase _________ Preferred Shares of the Issuer for the purchase price of $_________ (the “Purchase Price”) (such subscription and agreement to purchase being the “Subscription”) pursuant to this subscription agreement (the “Agreement”) on the basis of the representations and warranties and subject to the terms and conditions set forth in this Agreement.

1.2        The Preferred Shares will have the terms and conditions as set forth in Exhibit A of this Agreement, which terms and conditions will be reflected in an amendment to the articles of the Issuer to be filed by the Issuer under the British Columbia Business Corporations Act (the “BCBCA”).

1.3        The Issuer hereby agrees to sell the Preferred Shares to the Subscriber on the basis of the representations and warranties and subject to the terms and conditions set forth in this Agreement. Subject to the terms of this Agreement, this Agreement will be effective upon its acceptance by the Issuer.

1.4        Unless otherwise provided, all dollar amounts referred to in this Agreement are in lawful money of Canada.

2.                      Payment and Closing

2.1        The closing of the purchase and sale of the Preferred Shares (the “Closing”) will take place on July 11, 2014 (the “Closing Date”), provided that the Issuer and the Subscriber may agree on an alternate Closing Date which will be no later than July 18, 2014.

2.2        On the Closing Date, the Issuer will deliver a certificate representing the Preferred Shares to the Subscriber, in accordance with the registration instructions on page 1 of this Agreement, against payment of the Purchase Price by the Subscriber to the Issuer. The Purchase Price shall be paid by wire to the Issuer pursuant to the wire instructions set out in Exhibit B on or before the Closing Date.

2.3        The Closing is conditional upon and subject to:

(a)	the filing of a Form 11 – Notice of Alteration with the British Columbia Registrar of Companies under the BCBA to create and designate the Series A Preferred Shares;

(b)

the Issuer having obtained all necessary approvals and consents (the “Required Consents and Approvals”), including regulatory approvals for the Offering which will include the approval of the Toronto Stock Exchange and NASDAQ to the completion of the Offering and the listing of the common shares of the Issuer (the “Common Shares”) issuable upon conversion of the Preferred Shares (the “Conversion Shares”); and

(c)

the issue and sale of the Preferred Shares being exempt from the requirement to file a prospectus and the requirement to deliver an offering memorandum under applicable securities legislation relating to the sale of the Preferred Shares, or the Issuer having received such orders, consents or approvals as may be required to permit such sale without the requirement to file a prospectus or deliver an offering memorandum.

2.4        Notwithstanding anything to the contrary contained in this Agreement, if the Closing does not occur by July 18, 2014, the Subscriber may terminate this Agreement by providing written notice to the Issuer, following which the Issuer shall forthwith deliver all funds tendered in connection with this Agreement to the Subscriber without deduction.

2.5        The Subscriber shall complete, sign and return to the Issuer as soon as possible, on request by the Issuer, any additional documents, questionnaires, notices and undertakings as may be reasonably required by any regulatory authorities and applicable law.

2.6        Both parties to this Agreement acknowledge and agree that McMillan LLP has acted as counsel only to the Issuer and is not protecting the rights and interests of the Subscriber. The Subscriber acknowledges and agrees that the Issuer and McMillan LLP have given the Subscriber the opportunity to seek, and are hereby recommending that the Subscriber obtain, independent legal advice with respect to the subject matter of this Agreement and, further, the Subscriber hereby represents and warrants to the Issuer and McMillan LLP that the Subscriber has sought independent legal advice or waives such advice.

3.                      Right of First Refusal

3.1        During the period from the Closing Date through to and including the second anniversary of the Closing Date, the Issuer will give the Subscriber notice (an “Equity Financing Notice”) of any offering (an “Equity Financing”) of any common shares or preferred shares of the Issuer or securities convertible into or exercisable or exchangeable for common shares or preferred shares of the Issuer (together, any “Equity Securities”) as follows:

              (a)        if the Equity Securities are to be sold on a private placement basis, the Issuer will deliver the Equity Financing Notice to the Subscriber at least seven business days prior to the earlier of (i) the public announcement of the private placement, or (ii) the execution of any binding subscription agreements in connection with the private placement,

               (b)        if the Equity Securities are to be sold in a bought deal financing as described under Part 7 of National Instrument 44-101 – Short Form Prospectus Distributions, or any successor rule or policy (a “Bought Deal Offering”), the Issuer will deliver the Equity Financing Notice to the Subscriber as early as possible and in no event later than the time of execution by the Issuer of a bought deal letter or other form of binding agreement in connection with the Bought Deal Offering, and

               (c)        in all other cases, the Issuer will deliver the Equity Financing Notice to the Subscriber as early as possible and, in any event, at least 5 business days prior to the public announcement of the Equity Financing.

3.2        The requirements in this Section 3 will not apply to the issuance of any Equity Securities in connection with (i) a strategic merger, acquisition, consolidation or purchase of assets or securities of another company, (ii) any strategic license agreements and other partnering arrangements entered into by the Issuer, (iii) the Issuer’s issuance of common shares or the issuances or grants of options to purchase common shares pursuant to stock option plans and employee stock purchase plans, or (iv) as a result of the exercise of warrants or conversion of convertible Equity Securities which are granted or issued prior to the Closing Date all on the original terms thereof (collectively the foregoing are “Excepted Issuances”).

3.3        Upon receipt of an Equity Financing Notice, the Subscriber shall have the right, subject to any required approval of the TSX, NASDAQ or any exchange on which the shares of the Issuer are listed at the time, to subscribe for and purchase up to 15% of the Equity Securities (in aggregate, including any Equity Securities that may be purchased under any other agreements between the Subscriber and its affiliated entities and the Issuer) that the Issuer actually issues and sells in the Equity Financing for the consideration and on the same terms and conditions as offered to the other potential purchasers. If the Subscriber elects to subscribe for such Equity Securities, the Subscriber shall provide written notice to the Issuer (i) other than in the case of a Bought Deal Offering, by the close of business on the third Business Day following the day upon which the Equity Financing Notice is delivered by the Issuer, or (ii) in the case of a Bought Deal Offering, not less than 24 hours following the day upon which the Equity Financing Notice is delivered by the Issuer to the Subscriber.

3.4        Closing of the purchase of any additional Equity Securities by the Subscriber under these provisions will be completed concurrently with the closing of the issuance of the Equity Securities in the Equity Financing.

4.                      Acknowledgements and Agreements of Subscriber

4.1        The Subscriber acknowledges and agrees that:

(a)	the Subscriber will not make any short sales of any Common Shares while the Preferred Shares are outstanding;

(b)	the Subscriber is purchasing the Preferred Shares as principal for its own account and not for the benefit of any other person;

(c)	the Preferred Shares have an acquisition cost to the Subscriber of not less than $150,000, payable in cash at the Closing;

(d)

the Subscriber was not created and is not being used solely to purchase or hold securities in reliance on the registration and prospectus exemptions provided under Section 2.10 of National Instrument 45-106, it pre-existed this offering and has a bona fide purpose other than investment in the Preferred Shares;

(e)

none of the Preferred Shares nor any of the Conversion Shares (together, the “Securities”) have been or will be registered under the United States Securities Act of 1933, as amended, (the “1933 Act”), or under any securities or “blue sky” laws of any state of the United States, and, unless so registered, may not be offered or sold in the United States or, directly or indirectly, to U.S. Persons, as that term is defined in Regulation S under the 1933 Act (“Regulation S”), except in accordance with the provisions of Regulation S, pursuant to an effective registration statement under the 1933 Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act and in each case only in accordance with applicable state, provincial and foreign securities laws;

(f)	the Issuer has not undertaken, and will have no obligation, to register any of the Securities under the 1933 Act or any other securities legislation;

(g)

the decision to execute this Agreement and acquire the Securities agreed to be purchased hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of the Issuer and such decision is based entirely upon a review of any public information which has been filed by the Issuer with any Canadian provincial securities commissions (collectively, the “Public Record”);

(h)

the Subscriber understands and agrees that the Issuer and others will rely upon the truth and accuracy of the acknowledgements, representations, warranties, covenants and agreements contained in this Agreement, as applicable, and agrees that if any of such acknowledgements, representations and agreements are no longer accurate or have been breached, the Subscriber shall promptly notify the Issuer;

(i)	there are risks associated with the purchase of the Securities, as more fully described in the Issuer’s periodic disclosure forming part of the Public Record;

(j)

the Subscriber and the Subscriber’s advisor(s) have had a reasonable opportunity to ask questions of and receive answers from the Issuer in connection with the distribution of the Securities hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about the Issuer;

(k)

the Issuer is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement, as applicable, and the Subscriber will hold harmless the Issuer from any loss or damage it or they may suffer as a result of the Subscriber’s failure to correctly complete this Agreement, as applicable;

(l)

the Subscriber has been advised to consult the Subscriber’s own legal, tax and other advisors with respect to the merits and risks of an investment in the Securities and with respect to applicable resale restrictions, and it is solely responsible (and the Issuer is not in any way responsible) for compliance with:

	(i)	any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Securities hereunder, and

	(ii)	applicable resale restrictions;

(m)

the Subscriber understands and agrees that there may be material tax consequences to the Subscriber of an acquisition or disposition of the Securities and that the Issuer gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under federal, state, provincial, local or foreign tax law of the Subscriber’s acquisition or disposition of the Securities;

(n)

the Subscriber consents to the placement of a legend or legends on any certificate or other document evidencing any of the Securities setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement, with such legend to be substantially as follows:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [four months and one day from the Closing Date.]

THE SECURITIES INTO WHICH THIS SECURITY IS CONVERTIBLE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

(o)

the Issuer has advised the Subscriber that the Issuer is relying on an exemption from the requirements to provide the Subscriber with a prospectus and to sell the Securities through a person registered to sell securities under provincial securities legislation and other applicable securities laws, and, as a consequence of acquiring the Securities pursuant to such exemption, certain protections, rights and remedies provided by applicable securities legislation (including the various provincial securities acts), including statutory rights of rescission or damages, will not be available to the Subscriber;

(p)	no securities commission or similar regulatory authority has reviewed or passed on the merits of any of the Securities;

(q)	there is no government or other insurance covering any of the Securities;

(r)

there are restrictions on the Subscriber’s ability to resell the Securities and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with such restrictions before selling any of the Securities;

(s)

the Issuer will refuse to register the transfer of any of the Securities to a U.S. Person not made pursuant to an effective registration statement under the 1933 Act or pursuant to an available exemption from the registration requirements of the 1933 Act and in each case in accordance with applicable laws; and

(t)

this Agreement is not enforceable by the Subscriber unless it has been accepted by the Issuer, and the Subscriber acknowledges and agrees that the Issuer reserves the right to reject any Subscription for any reason whatsoever.

5.                      Representations, Warranties and Covenants of the Subscriber

5.1        The Subscriber hereby represents and warrants to and covenants with the Issuer (which representations, warranties and covenants shall survive the Closing for a period of two years) that:

(a)	the Subscriber is not a U.S. Person and did not receive any offer to purchase the Preferred Shares or agree to purchase the Preferred Shares while in the United States;

(b)	the Subscriber is resident in Canada;

(c)

the Subscriber has the legal capacity and competence to enter into and execute this Agreement and to take all actions required pursuant hereto and, if the Subscriber is a corporate entity, it is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been obtained to authorize execution and performance of this Agreement on behalf of the Subscriber;

(d)

the entering into of this Agreement and the transactions contemplated hereby do not result in the violation of any of the terms and provisions of any law applicable to, or, if applicable, the constating documents of, the Subscriber or of any agreement, written or oral, to which the Subscriber may be a party or by which the Subscriber is or may be bound;

(e)	the Subscriber has duly executed and delivered this Agreement and it constitutes a valid and binding agreement of the Subscriber enforceable against the Subscriber;

(f)	the Subscriber has received and carefully read this Agreement;

(g)

the Subscriber has made an independent examination and investigation of an investment in the Securities and the Issuer and agrees that the Issuer will not be responsible in any way whatsoever for the Subscriber’s decision to invest in the Securities and the Issuer;

(h)

the Subscriber is not an underwriter of, or dealer in, any of the Securities, nor is the Subscriber participating, pursuant to a contractual agreement or otherwise, in the distribution of the Securities or any of them;

(i)

the Subscriber is not aware of any advertisement of any of the Securities and is not acquiring the Securities as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising; and

(j)	no person has made to the Subscriber any written or oral representations:

(i) that any person will resell or repurchase any of the Securities,

(ii) that any person will refund the purchase price of any of the Securities, or

(iii) as to the future price or value of any of the Securities.

5.2        In this Agreement, the term “U.S. Person” shall have the meaning ascribed thereto in Regulation S promulgated under the 1933 Act and for the purpose of the Agreement includes any person in the United States.

6.                      Representations and Warranties will be Relied Upon by the Issuer

6.1        The Subscriber acknowledges that the representations and warranties contained herein are made by it with the intention that such representations and warranties may be relied upon by the Issuer and its legal counsel. The Subscriber further agrees that by accepting delivery of the certificates representing the Preferred Shares on the Closing Date, it will be representing and warranting that the representations and warranties contained herein are true and correct as at the Closing Date with the same force and effect as if they had been made by the Subscriber on the Closing Date and that they will survive the purchase by the Subscriber of the Securities and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Securities.

7.                      Representations, Warranties, Covenants and Acknowledgements of the Issuer

7.1        The Issuer hereby represents and warrants to and covenants with the Subscriber (which representations, warranties and covenants shall survive the Closing for a period of two years) that:

(a)

the Issuer has been duly incorporated and organized and is a valid and subsisting company under the laws of the province of British Columbia, and has all requisite corporate power and authority to carry on and is duly qualified to carry on business in each jurisdiction wherein the carrying out of the activities contemplated makes such qualifications necessary and to own, lease and operate its properties and assets and to carry out the transactions contemplated by this Agreement;

(b)	no proceedings have been instituted or, to the knowledge of the Issuer, are pending for the dissolution or liquidation or winding-up of the Issuer;

(c)	upon the conversion of the Preferred Shares in accordance with their terms, the Conversion Shares will, upon issue and delivery, be validly issued as fully paid and non-assessable;

(d)

the Issuer has the full corporate right, power and authority to execute this Subscription Agreement, and to issue the Preferred Shares and, upon conversion of the Preferred Shares, the Conversion Shares to the Subscriber pursuant to the terms of this Subscription Agreement;

(e)

this Subscription Agreement has been duly authorized, executed and delivered by the Issuer and constitutes a valid, binding and enforceable obligation of the Issuer, enforceable in accordance with its terms;

(f)

the Issuer is licensed, registered or qualified, has all requisite government approvals and owns and has the right to use all intellectual property relating to its products and business in all jurisdictions in which it owns, leases or operates its properties or carries on business to enable its business to be carried on as now conducted and as currently proposed to be conducted and all such licences, registrations, qualifications, intellectual property rights and governmental approvals are valid, subsisting and in good standing and it does not know of and it has not received a notice of non- compliance or opposition, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance or opposition with any such laws, regulations, rights, approvals or permits which could have a material adverse effect on the Issuer or its ability to carry on its business as now conducted and as currently proposed to be conducted;

(g)

the Issuer is a “reporting issuer” (as such term is defined under applicable Canadian securities laws) in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, and Prince Edward Island;

(h)

the issuance of the Preferred Shares and the Conversion Shares upon conversion of the Preferred Shares, are not subject to the pre-emptive rights of any shareholder of the Issuer and all necessary corporate action has been taken by the Issuer to authorize the issuance, sale and delivery of the Preferred Shares and the Conversion Shares upon conversion of the Preferred Shares;

(i)

the Preferred Shares, when issued, will conform to all statements relating thereto contained in this Agreement and such description conforms to the rights set forth in the instrument defining the same;

(j)

the execution and delivery of this Agreement and the Preferred Shares, and the performance of each of the Issuer’s obligations hereunder and thereunder do not and will not result in a breach, violation, termination or revocation of or default under:

	(i)	any of the terms, conditions or provisions of the constating documents of the Issuer and its subsidiaries or any resolution of their respective directors (or committees of directors) or shareholders;

	(ii)	any statute, rule or regulation applicable to the Issuer; or

(iii)

any mortgage, hypothec, note, indenture, contract, agreement (written or oral), instrument, lease, licence, permit or other document to which it is a party or is subject or by which the Issuer or its subsidiaries or any of their respective property or assets is bound, or any applicable law, or which would give rise to the acceleration or maturity of any indebtedness or other material liabilities or obligations under any of the foregoing or which would materially adversely affect the consummation of the Offering.

(k)

the Issuer and its subsidiaries are conducting their respective businesses in compliance with all applicable laws, rules and regulations in each of the jurisdictions in which they carry on business and are not in breach of any such applicable laws, rules and regulations;

(l)

no securities commission, stock exchange or any other regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of the Issuer and no such proceeding is, to the knowledge of the Issuer, pending, contemplated or threatened;

(m)

there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Issuer, threatened against or affecting the Issuer, any subsidiary, any of their respective properties or assets currently owned, which if determined adversely, would reasonably be expected to have a material adverse effect on the Issuer;

(n)

the information and statements set forth in the Issuer’s public disclosure record are true, correct, and complete in all material respects and do not contain any misrepresentation, as of the date of such information or statement, and no material change has occurred in relation to the Issuer and its subsidiaries which is not disclosed in the Issuer’s public disclosure record and the Issuer has not filed any confidential material change reports which continue to be confidential;

(o)

the financial statements of the Issuer present fairly, in all material respects, the financial position of the Issuer and its subsidiaries, and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Issuer and its subsidiaries for the periods specified in such financial statements and such financial statements contain no misrepresentation and have been prepared in conformity with generally accepted accounting principles in Canada applied on a consistent basis throughout the periods involved;

(p)

the Issuer has (i) on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due; and (ii) is not aware of any material tax deficiencies or material interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon which have not otherwise been provided for by the Issuer;

(q)

except for (i) options to acquire up to 3,490,000 Common Shares, (ii) warrants to acquire up to 2,295,950 Common Shares, (iii) outstanding convertible debentures in the principal amount of $10,000,000, and (iv) an agreement to acquire a newly incorporated company from Dacha Strategic Metals Inc. (“Dacha”) with cash assets of not less than $11.0 million (subject to adjustment for shares of the Issuer purchased by Dacha) in exchange for the issuance of Common Shares of the Issuer, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any of the unissued Common Shares or any other securities of the Issuer or any other security convertible into or exchangeable for any such Shares or other securities or to require the Issuer to purchase, redeem or otherwise acquire any of its issued and outstanding Common Shares as of the date hereof;

(r)

as of the date hereof, the authorized share capital of the Issuer consists of an unlimited number of Common Shares and as of the close of business on May 29, 2014, 51,921,262 Common Shares, 2,295,950 share-purchase warrants and 3,490,000 options were issued and outstanding; and

(s)	the Issuer acknowledges that, in making its decision to invest in the Preferred Shares, the Subscriber is relying on this Subscription Agreement and the Issuer’s public disclosure record.

8.                      Representations and Warranties will be Relied Upon by the Subscriber

8.1        The Issuer acknowledges that the representations and warranties contained herein are made by it with the intention that such representations and warranties may be relied upon by the Subscriber and its legal counsel. The Issuer further agrees that by delivering the certificate representing the Preferred Shares on the Closing Date, it will be representing and warranting that the representations and warranties contained herein are true and correct as at the Closing Date with the same force and effect as if they had been made by the Issuer on the Closing Date and that they will survive the purchase by the Subscriber of the Securities and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Securities.

9.                      Acknowledgement and Waiver

9.1        The Subscriber has acknowledged that the decision to acquire the Securities was solely made on the basis of publicly available information. The Subscriber hereby waives, to the fullest extent permitted by law, any rights of withdrawal, rescission or compensation for damages to which the Subscriber might be entitled in connection with the distribution of any of the Securities.

10.                   Collection of Personal Information

10.1      The Subscriber acknowledges and consents to the fact that the Issuer is collecting the Subscriber’s personal information for the purpose of fulfilling this Agreement and completing the Offering. The Subscriber’s personal information (and, if applicable, the personal information of those on whose behalf the Subscriber is contracting hereunder) may be disclosed by the Issuer to (a) stock exchanges or securities regulatory authorities, (b) the Issuer's registrar and transfer agent, (c) Canadian tax authorities, (d) authorities pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and (e) any of the other parties involved in the Offering, including legal counsel, and may be included in record books in connection with the Offering. By executing this Agreement, the Subscriber is deemed to be consenting to the foregoing collection, use and disclosure of the Subscriber's personal information (and, if applicable, the personal information of those on whose behalf the Subscriber is contracting hereunder) for the foregoing purposes and to the retention of such personal information for as long as permitted or required by law or business practice. Notwithstanding that the Subscriber may be purchasing the Preferred Shares as agent on behalf of an undisclosed principal, the Subscriber agrees to provide, on request, particulars as to the nature and identity of such undisclosed principal, and any interest that such undisclosed principal has in the Issuer, all as may be required by the Issuer in order to comply with the foregoing.

Furthermore, the Subscriber is hereby notified that:

(a)

the Issuer may deliver to any securities commission having jurisdiction over the Issuer, the Subscriber or this subscription, including any Canadian provincial securities commissions and/or the SEC (collectively, the “Commissions”) certain personal information pertaining to the Subscriber, including such Subscriber’s full name, residential address and telephone number, the number of shares or other securities of the Issuer owned by the Subscriber, the number of Preferred Shares purchased by the Subscriber and the total purchase price paid for such Preferred Shares, the prospectus exemption relied on by the Issuer and the date of distribution of the Preferred Shares,

(b)	such information is being collected indirectly by the Commissions under the authority granted to them in securities legislation,

(c)	such information is being collected for the purposes of the administration and enforcement of the securities laws, and

(d)

the Subscriber may contact the following public official in Ontario with respect to questions about the Ontario Securities Commission’s indirect collection of such information at the following address and telephone number:

Administrative Assistant to the Director of Corporate Finance
Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8
Telephone: (416) 593-8086

11.                Confidentiality

11.1      Except where required by law or to comply with the policies of any stock exchange on which the Common Shares are traded, no public announcement or news release concerning the matters provided for in this Agreement may be made by the Issuer without each Subscriber’s prior written approval and consent and (ii) no copy of this Subscription Agreement may be provided by the Issuer to any person (except to its affiliates, and their respective directors, officers, employees, advisors or lenders (collectively, “Issuer Representatives”)) without each Subscriber’s prior consent. The Issuer shall be entitled to disclose confidential information only to those Issuer Representatives who, in all cases, need to know such confidential information, directed to hold such information in the strictest of confidence and agree and undertake to maintain the confidential nature of such confidential information and act in accordance with the terms of this provision. To the extent that the Issuer must make the contents of this Agreement public under the terms of applicable laws or pursuant to the rules and regulations of any regulatory body, including any stock exchange on which the Common Shares are listed, the Issuer agrees to omit or censor, in consultation with each Subscriber, acting reasonably, any information that would be prejudicial to the interests of the Subscribers, to the extent permitted pursuant to applicable laws.

12.                Costs

12.1      The Subscriber acknowledges and agrees that all costs and expenses incurred by the Subscriber (including any fees and disbursements of any special counsel retained by the Subscriber) relating to the purchase of the Preferred Shares shall be borne by the Subscriber.

13.                Governing Law

13.1      This Agreement is governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. The Subscriber, in its personal or corporate capacity irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

14.                Currency

14.1      Any reference to currency in this Agreement is to the currency of Canada unless otherwise indicated.

15.                Survival

15.1      This Agreement, including, without limitation, the representations, warranties and covenants contained herein, shall survive and continue in full force and effect and be binding upon the parties hereto notwithstanding the completion of the purchase of the Securities by the Subscriber pursuant hereto.

16.                Assignment

16.1      This Agreement will be binding upon and enure to the benefit of the parties and their respective successors, heirs, executors, administrators and legal representatives. This Agreement is not transferable or assignable.

17.                Severability

17.1      The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

18.                Entire Agreement

18.1      Except as expressly provided in this Agreement and in the exhibits, agreements, instruments and other documents attached hereto or contemplated or provided for herein, this Agreement contains the entire agreement between the parties with respect to the sale of the Preferred Shares and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no other terms, conditions, representations or warranties, whether expressed, implied, oral or written, by statute or common law, by the Issuer or by anyone else. The parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

19.                Time of Essence

19.1      Time is of the essence in this Agreement.

20.                Notices

20.1      All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication, including facsimile, electronic mail or other means of electronic communication capable of producing a printed copy. Notices to the Subscriber shall be directed to the address of the Subscriber set forth on page 1 of this Agreement and notices to the Issuer shall be directed to it at the address of the Issuer set forth on page 1 of this Agreement.

21.                Counterparts and Electronic Means

21.1      This Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, shall constitute an original and all of which together shall constitute one instrument. Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date hereinafter set forth.

EXHIBIT A

TERM SHEET FOR SERIES A PREFERRED SHARES

Issuer	Merus Labs International Inc. (“Merus”)
Securities Offered	10,000 Series A Preferred Shares
Offering Price	CDN$1,000 per Series A Share
Liquidation Preference Amount	CDN$1,000 per Series A Share
Redemption	The Series A Preferred Shares will only be redeemable as follows:

• by the holders of Series A Preferred Shares if Merus does not complete a “Product Acquisition Transaction” by December 31, 2014, as described below under “Mandatory Redemption”,

• by Merus in the event of a “Change of Control”, as described below under “Change of Control Redemption, and

• by Merus at its option at any time after October 31, 2019 (the “Optional Redemption Date”), as described below under “Optional Redemption”.

In the event that Merus does not exercise its option to redeem the Series A Preferred Shares within 90 days of the Optional Redemption Date, the Applicable Dividend Rate for determination of the dividends payable on the Series A Preferred Shares will increase as provided below under “Applicable Dividend Rate”.

The Series A Preferred Shares may remain outstanding indefinitely should the Series A Preferred Shares not be redeemed or converted .

Applicable Dividend Rate	The Applicable Dividend Rate for determination of the dividends payable on the Series A Preferred Shares will be as follows:

• 8% per annum from the date of issuance to the Optional Redemption Date,

•

LIBOR plus 10% per annum during the one year period following the Optional Redemption Date should Merus elect not to redeem the Series A Preferred Shares within 90 days of the Optional Redemption Date,

•

LIBOR plus 12% per annum during the period following the one year anniversary of the Optional Redemption Date should Merus elect not to redeem the Series A Preferred Shares during the one year period following the Optional Redemption Date.

Dividends

Holders of the Series A Preferred Shares will be entitled to receive, when and as declared by the Board of Directors of Merus, out of funds legally available for the payment of dividends, cumulative cash dividends at the Applicable Dividend Rate multiplied by the $1,000.00 per share Liquidation Preference, initially equivalent to $80.00 per annum per Series A Preferred Share.

Dividends on the Series A Preferred Shares will accrue daily and will be cumulative from, and including, the date of original issuance. Dividends will be payable quarterly on the 1st day of each April, July, October and January (each of which is referred to as a “dividend payment date”), provided that if any dividend payment date is not a business day, then the dividend which would have been payable on that dividend payment date will be paid on the next succeeding business day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that dividend payment date to that next succeeding business day.

Dividends payable on the shares of Series A Preferred Shares for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Merus will pay dividends to holders of record as they appear in the stock records of Merus at the close of business on the applicable dividend record date, which will be the tenth day preceding the applicable dividend payment date, or such other date as established by Merus that is no less than 10 days and no more than 30 days preceding the dividend payment date (the “dividend record date”).

Merus will not declare or pay or set aside for payment any dividend on the shares of Series A Preferred Shares if the terms of any of the agreements to which Merus is party, including agreements relating to indebtedness of Merus, prohibit that declaration, payment or setting aside of funds or provide that the declaration, payment or setting aside of funds is a breach of or a default under that agreement, or if the declaration, payment or setting aside of funds is restricted or prohibited by law.

Notwithstanding the foregoing, however, dividends on the shares of Series A Preferred Shares will accrue regardless of whether: (i) the terms of senior existing or future indebtedness of Merus at any time prohibit the current payment of dividends; (ii) Merus has surplus or earnings; (iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are declared by the Board of Directors. Accrued but unpaid distributions on the shares of Series A Preferred Shares will not bear interest, and holders of the shares of Series A Preferred Shares will not be entitled to any distributions in excess of full cumulative distributions as described above. All dividends paid on the shares of Series A Preferred Shares will be credited to the previously accrued dividends on the shares of Series A Preferred Shares. Merus will credit any dividends paid on the shares of Series A Preferred Shares first to the earliest accrued and unpaid dividend due.

Conversion

Each outstanding Series A Preferred Share shall be convertible at any time at the option of the holder into that number of whole the common shares of Merus (the “Common Shares”) as is equal to the Liquidation Preference amount of $1,000.00 per share, plus accrued and unpaid dividends, divided by an initial conversion price of $2.20 per share. The initial conversion price and the conversion price as adjusted are referred to as the “Conversion Price”. Each Common Share issuable upon conversion of a Series A Preferred Share is referred to as a “Conversion Share”. A Series A Preferred Share called for redemption shall be convertible into Common Shares up to and including, but not after, the close of business on the date fixed for redemption unless Merus is in default in the payment of the amount payable upon redemption.

Fundamental Changes

If at any time while any Series A Preferred Shares are outstanding, Merus effects (i) any merger, consolidation, amalgamation, arrangement or combination of Merus with or into another entity, (ii) any sale of all or substantially all of its assets in one or more transactions, (iii) any tender offer or exchange offer (whether by Merus or another entity) pursuant to which holders of Common Shares are permitted to tender or exchange their common shares for other securities, cash or property, or (iv) any reclassification or recapitalization of the common shares or any compulsory share exchange pursuant to which the common shares are effectively converted into or exchanged for other securities, cash or property (other than a subdivision, consolidation or common share reorganization contemplated below under “Adjustments”) (in any such case, a “Fundamental Change”), then, upon any subsequent conversion of any Series A Preferred Shares, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion absent such Fundamental Change, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Change if it had been, immediately prior to such Fundamental Change, the holder of one Common Share (the “Alternate Consideration”). If holders of common shares are given any choice as to the securities, cash or property to be received in a Fundamental Change, then each holder of Series A Preferred Shares shall be given the same choice as to the Alternate Consideration it receives upon any conversion of any Series A Preferred Shares following such Fundamental Change.

Mandatory Redemption

If Merus does not complete a “Product Acquisition Transaction”, as defined below, by December 31, 2014, at any time, the holders of the Series A Preferred Shares will have the option to cause Merus to redeem the Series A Preferred Shares for cash at a redemption price equal to the Liquidation Preference of $1,000.00 per share, plus all accrued and unpaid dividends thereon (whether or not earned or declared) to, but excluding, the date fixed for redemption, without interest (a “Mandatory Redemption”). The holders of the Series A Preferred Shares must exercise their right to cause Merus to complete a Mandatory Redemption by 5 business days’ written notice to Merus. Upon receipt of notice of a Mandatory Redemption, Merus will complete the redemption of the Series A Preferred Shares within 15 days of receipt of the notice.

“Product Acquisition Transaction” means the completion of a pharmaceutical product acquisition with a purchase price of not less than $10,000,000 and includes the execution of a binding agreement for the completion of a Product Acquisition Transaction notwithstanding that the transaction may not have completed by December 31, 2014.

Optional Redemption

On and after the Optional Redemption Date, Merus may, at its option, upon not less than 15 nor more than 30 days' written notice, redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price equal to the Liquidation Preference of $1,000.00 per share, plus all accrued and unpaid dividends thereon (whether or not earned or declared) to, but excluding, the date fixed for redemption, without interest. If fewer than all of the outstanding shares of Series A Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by Merus and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in an equitable manner determined by us.

From and after the redemption date, all dividends will cease to accumulate on the Series A Preferred Shares, such Series A Preferred Shares shall no longer be deemed to be outstanding, and all rights as a holder of Series A Preferred Shares will terminate with respect to such Series A Preferred Shares, except the right to receive the redemption price and all accrued and unpaid dividends up to, but excluding, the redemption date.

Change of Control Redemption

At any time during which the Series A Preferred Shares are outstanding, in the event of a “Change of Control” of Merus by a person, entity or group Merus (or the entity acquiring Merus) may, at its option, upon not less than 15 nor more than 30 days’ written notice, redeem the Series A Preferred Shares, in whole but not in part, within 120 days after the date on which the Change of Control has occurred, for cash at a redemption price equal to (i) the Liquidation Preference of $1,000.00 per share multiplied by 105%, plus (ii) all accrued and unpaid dividends thereon (whether or not earned or declared) to, but excluding, the redemption date, without interest (a “Change of Control Redemption”). Notwithstanding the foregoing, holders of Series A Preferred Shares shall at all times have the right, up to any applicable redemption date, to convert the Series A Preferred Shares into Common Shares at a conversion price of $2.20 per share, as such conversion price may be adjusted.

A “Change of Control” is deemed to occur when, after the original issuance of the Series A Preferred Shares, any of following has occurred and is continuing:

•

a “person,” “group” or “entity” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of voting stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of voting stock representing more than 50% of the total voting power of the total voting stock of Merus;

• Merus sells, transfers or otherwise disposes of all or substantially all of its assets; or

•

the consummation of an amalgamation, arrangement, merger, share exchange or other business combination involving Merus with another entity where the shareholders of Merus immediately prior to the merger or share exchange would not beneficially own, immediately after the merger or share exchange, securities representing 50% or more of the outstanding voting stock of the entity issuing cash or securities in the merger or share exchange (without consideration of the rights of any class of stock to elect directors by a separate group vote), or where members of the Board of Directors immediately prior to the merger or share exchange would not, immediately after the merger or share exchange, constitute a majority of the board of directors of the entity issuing cash or securities in the merger or share exchange.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Merus, then, before any distribution or payment shall be made to the holders of any common shares or any other class or series of junior shares in the distribution of assets upon any liquidation, dissolution or winding up of Merus, the holders of Series A Preferred Shares shall be entitled to receive out of the assets of Merus legally available for distribution to shareholders, liquidating distributions in the amount of the Liquidation Preference, or $1,000.00 per share, plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to, but excluding, the date of payment. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Shares will have no right or claim to any of the remaining assets of Merus. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of Merus are insufficient to pay the amount of the liquidating distributions on all outstanding Series A Preferred Shares and the corresponding amounts payable on all parity shares, then the holders of the Series A Preferred Shares and all other such classes or series of parity shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. For such purposes, the consolidation or merger of Merus with or into any other entity, or the sale, lease or conveyance of all or substantially all of the property or business of Merus, or a statutory share exchange shall not be deemed to constitute a voluntary or involuntary liquidation, dissolution or winding up of Merus.

Ranking	The Series A Preferred Shares will rank:

•

senior to the Common Shares and any other class or series of preferred shares that Merus may issue in the future, the terms of which specifically provide that such shares ranks junior to the Series A Preferred Shares, in each case with respect to payment of dividends and amounts distributed upon liquidation, dissolution or winding up, which are referred to as “junior shares”;

•

equal to any other class or series of preferred shares that Merus may issue in the future, the terms of which specifically provide that such shares ranks on parity with such Series A Preferred Shares, in each case with respect to payment of dividends and amounts distributed upon liquidation, dissolution or winding up (any such creation would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Shares), which are referred to as “parity shares”; and

• junior to all existing and future indebtedness of Merus.

Merus shall not issue any other class or series of preferred shares that rank senior to the Series A Preferred Shares, with respect to the payment of dividends and amounts distributed upon liquidation, dissolution or winding up.

Voting Rights	The Series A Preferred Shares will not have any voting rights, except as prescribed by the BCBCA and as provided below.

On each matter on which holders of Series A Preferred Shares are entitled to vote, each share of Series A Preferred Shares will be entitled to one vote.

So long as any shares of Series A Preferred Shares remain outstanding, Merus will not, without the affirmative vote of the holders of at least two-thirds of the Series A Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting, authorize or create any class or series of preferred shares of Merus or issue any of such shares that will rank as “parity shares”, as defined above.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Sinking Fund Provisions	The Series A Preferred Shares will not be subject to any sinking fund provisions.
Adjustments

The number of Common Shares issuable upon conversion of the Series A Preferred Shares and the Conversion Price will be subject to customary pro rata adjustments to any reflect any consolidation, stock split or other common share reorganization.

Limits on Conversion

A holder of Series A Preferred Shares (a “Holder”) shall not have the right to convert any Series A Preferred Shares to the extent that, after giving effect to such conversion, the Holder (together with the Holder’s affiliates and Persons acting jointly or in concert with such Persons (together, the “Joint Actors”)) would beneficially own in excess of 19.9% (the “Maximum Percentage”) of the number of Common Shares outstanding immediately after giving effect to such conversion on a diluted basis, assuming the conversion of all securities of the Joint Actors which are convertible into Common Shares within sixty (60) days from the proposed date of conversion.

Listing	The Series A Preferred Shares will not be listed on any stock exchange.

EXHIBIT B

CANADIAN DOLLAR WIRE INSTRUCTIONS

CAD WIRE INSTRUCTIONS FOR MERUS LABS INTERNATIONAL INC.

Beneficiary Bank:	[Redacted]

Beneficiary:	Merus Labs International Inc.

Account:	[Redacted]

Swift Code:	[Redacted]

If you should require any further information, please contact Andrew Patient at (416) 593-3725.